Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Third Quarter 2016 Financial Results

2016 Third Quarter Contract Sales Up 69.6% YoY to US$525.4 Million

2016 Third Quarter Net Income Up 23.3% YoY to US$28.0 Million

BEIJING, China, November 14, 2016 - Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager primarily in China and in other countries, today announced its unaudited financial results for the third quarter ended September 30, 2016.

Third Quarter 2016 Highlights

•	Total third quarter revenue increased 43.8% to US$444.3 million from US$309.0 million in the third quarter of 2015 and increased 18.0% from US$376.6 million in the second quarter of 2016.

•	Contract sales increased 69.6% to US$525.4 million from US$309.7 million in the third quarter of 2015 and increased 10.8% from US$474.4 million in the second quarter of 2016.

•	Total gross floor area (“GFA”) sales increased 46.0% to 340,700 square meters from 233,300 square meters sold in the third quarter of 2015 and decreased 1.1% from 344,600 square meters sold in the second quarter of 2016.

•	Selling, General and Administrative (“SG&A”) expenses as a percent of total revenue decreased to 12.1% from 15.8% in the third quarter of 2015 and increased from 10.9% in the second quarter of 2016.

•	Net income was US$28.0 million, compared to US$22.7 million in the third quarter of 2015 and US$27.8 million in the second quarter of 2016.

•	Diluted net earnings per American Depositary Share (“ADS”) attributable to shareholders were US$0.41, compared to US$0.31 in the third quarter of 2015 and US$0.39 in the second quarter of 2016.

Mr. Yong Zhang, Xinyuan’s Chairman, stated, “We are pleased to report another quarter of solid operational and financial results with significant growth in both contract sales and revenue. Overall project sales remained active in the third quarter aided by steady market demand resulting in GFA and ASP growth at the majority of our projects. We were also pleased to complete our debt refinancing through a series of activities that extended the maturity of our long-term debt, lowered financing costs and hedged our exposure to currency risk.

Among our U.S. projects, our Oosten project in Williamsburg, Brooklyn is performing well with approximately 76% of the total units at this project pre-sold as of September 30, 2016. As construction at Oosten nears successful completion, we expect to begin construction on the other two projects in Manhattan and Queens respectively in the quarters ahead. Among our projects in China, we were pleased to expand our presence in the provincial capital cities of Zhengzhou and Changsha. Given the convenient location and attractive land price paid for these two projects, we can establish average selling prices at levels that can provide highly attractive returns on investment for Xinyuan.

In early October, the local governments in about 20 cities announced housing purchase restriction policies to cool a market with escalating prices. These policies will negatively impact our financial results in the fourth quarter. While we remain cautious about recent policy changes, our financial position is solid and we have confidence in our prudent operational strategy. Finally, we remain committed to delivering value to our shareholders through the continuation of our quarterly cash dividend program and remain committed to our share repurchase program,” concluded Mr. Zhang.

Third Quarter 2016 Financial Results

Contract Sales

Contract sales totaled US$525.4 million in the third quarter of 2016 compared to US$ 309.7 million in the third quarter of 2015 and US$474.4 million in the second quarter of 2016. The Company’s GFA sales increased to 340,700 square meters in the third quarter of 2016 from 233,300 square meters in the third quarter of 2015 and decreased from 344,600 square meters in the second quarter of 2016. The average selling price (“ASP”) per square meter sold was RMB10,140 (US$1,542) in the third quarter of 2016 compared to RMB8,196 (US$1,328) in the third quarter of 2015 and RMB8,992 (US$1,377) in the second quarter of 2016.

The Company commenced pre-sales of two new projects in the third quarter of 2016, Kunshan Xindo Park and Zhengzhou International New City I, which contributed 9.1% and 0.4% of total GFA sales, respectively.

Breakdown of GFA Sales and ASPs by Project

Project	Q3 2015		Q2 2016		Q3 2016		Unsold GFA
	GFA	ASP	GFA	ASP	GFA	ASP
	(m2000)	(RMB)	(m2000)	(RMB)	(m2000)	(RMB)	(m2000)
Zhengzhou Xin City	0.1	3,927	-0.1	13,136	-0.7	14,767	5.6
Zhengzhou Thriving Family	-	3,401	0.1	10,446	-	-	16.1
Xingyang Splendid I	4.2	5,149	2.1	5,281	2.7	6,020	38.8
Xingyang Splendid II	0.2	9,500	8.6	5,253	16.2	4,979	104.2
Kunshan Royal Palace	36.4	9,148	29.0	15,586	8.4	21,099	18.4
Suzhou Lake Royal Palace	39.0	9,446	10.6	21,575	6.1	20,782	23.2
Jinan Xinyuan Splendid	3.3	7,986	1.3	9,499	0.1	9,401	9.3
Jinan Royal Palace	26.2	6,294	32.0	6,874	28.2	7,501	229.0
Xuzhou Colorful City	5.1	9,424	2.9	9,895	3.6	11,182	54.1
Beijing Xindo Park	0.6	20,439	-0.3	31,469	1.4	34,193	12.6
Chengdu Thriving Family	9.7	5,401	30.7	5,639	31.9	6,703	73.8
Changsha Xinyuan Splendid	14.1	5,611	39.2	6,355	29.8	7,439	74.7
Sanya Yazhou Bay No.1	0.1	12,194	4.2	12,438	-1.2	22,139	102.4
Xi’an Metropolitan	35.8	6,350	21.7	7,133	23.6	7,786	97.3
Shanghai Royal Palace	5.4	21,606	7.0	30,594	8.0	28,556	13.3
Zhengzhou Xindo Park	4.8	9,584	10.2	6,448	4.4	6,590	96.0
Jinan Xin Central	22.3	9,019	11.9	10,793	13.9	9,330	89.0
Henan Xin Central I	25.4	7,493	29.9	8,083	65.7	8,775	63.1
Zhengzhou Fancy City I	-	-	29.0	8,970	15.1	9,234	35.3
Zhengzhou Fancy City II (South)	-	-	5.6	8,897	37.9	9,613	40.6
Tianjin Spring Royal Palace	-	-	68.5	7,429	12.3	7,377	171.0
Kunshan Xindo Park	-	-	-	-	30.9	18,612	60.3
Zhengzhou International New City I	-	-	-	-	1.4	10,662	360.5
Others	0.6	-	0.5	-	1.0	-	3.7
Total	233.3	8,196	344.6	8,992	340.7	10,140	1,792.3

Revenue

In the third quarter of 2016, the Company’s total revenue increased 43.8% to US$444.3 million from US$309.0 million in the third quarter of 2015 and increased 18.0% from US$376.6 million in the second quarter of 2016. The revenue increase was mainly due to strong real estate market demand in China’s Tier I and Tier II cities where many Xinyuan development projects are located.

Gross Profit

Gross profit for the third quarter of 2016 was US$105.0 million, or 23.6% of revenue, compared to a gross profit of US$82.7 million, or 26.8% of revenue, in the third quarter of 2015 and a gross profit of US$77.3 million, or 20.5% of revenue, in the second quarter of 2016. The gross margin increase was due to favorable sales at higher margin projects including the Company’s Kunshan Xindo Park and Henan Xin Central I projects.

Selling, General and Administrative Expenses

SG&A expenses were US$53.8 million for the third quarter of 2016 compared to US$48.8 million for the third quarter of 2015 and US$41.0 million for the second quarter of 2016. As a percentage of total revenue, SG&A expenses were 12.1% compared to 15.8% in the third quarter of 2015 and 10.9% in the second quarter of 2016.

Net Income

Net income for the third quarter of 2016 was US$28.0 million, compared to US$22.7 million for the third quarter of 2015 and US$27.8 million for the second quarter of 2016. Net margin was 6.3%, compared to 7.3% in the third quarter of 2015 and 7.4% in the second quarter of 2016. Diluted earnings per ADS were US$0.41, compared to US$0.31 per ADS in the third quarter of 2015 and US$0.39 per ADS in the second quarter of 2016.

Balance Sheet

As of September 30, 2016, the Company’s cash and cash equivalents (including restricted cash) increased to US$1,345.6 million from US$899.0 million as of June 30, 2016. Total debt outstanding was US$2,260.0 million, an increase of US$281.1 million, compared to US$1,978.9 million at the end of the second quarter of 2016. The balance of the Company’s real estate property under development at the end of the third quarter of 2016 was US$2,330.2 million, compared to US$2,082.7 million at the end of the second quarter of 2016.

Real Estate Project Status in China

Below is a summary table of projects that were active and available for sale in the third quarter of 2016.

Project	GFA		Contract Sales			Project Cost % Complete
	(m2 000)		(US$ millions)
	Total Active Project	Sold to date	Total Active Project	Sales to date	% Sold

Zhengzhou Xin City	211.1	205.5	362.0	327.9	90.6%	95.1%
Zhengzhou Thriving Family	131.5	115.4	154.1	127.6	82.8%	87.6%
Xingyang Splendid I	117.3	78.5	87.2	61.8	70.9%	77.6%
Xingyang Splendid II	137.2	33.0	144.5	28.9	20.0%	51.0%
Kunshan Royal Palace	279.9	261.5	492.2	420.0	85.3%	93.8%
Suzhou Lake Royal Palace	169.6	146.4	376.6	272.9	72.5%	98.2%
Jinan Xinyuan Splendid	572.2	562.9	759.0	752.1	99.1%	99.5%
Jinan Royal Palace	449.0	220.0	671.2	220.1	32.8%	66.3%
Xuzhou Colorful City	130.2	76.1	203.2	107.5	52.9%	79.0%
Beijing Xindo Park	133.1	120.5	457.3	374.8	82.0%	97.9%
Chengdu Thriving Family	211.4	137.6	382.0	121.4	31.8%	89.4%
Changsha Xinyuan Splendid	251.8	177.1	362.9	162.7	44.8%	80.7%
Sanya Yazhou Bay No.1	116.9	14.5	303.1	28.1	9.3%	75.4%
Xi’an Metropolitan	290.7	193.4	483.4	195.6	40.5%	75.1%
Shanghai Royal Palace	57.8	44.5	287.2	167.3	58.3%	97.5%
Zhengzhou Xindo Park	144.4	48.4	202.3	59.1	29.2%	63.6%
Jinan Xin Central	194.7	105.7	366.0	155.1	42.4%	68.0%
Henan Xin Central I	262.2	199.1	369.4	246.0	66.6%	59.4%
Zhengzhou Fancy City I	166.6	131.3	241.5	168.9	69.9%	54.3%
Zhengzhou Fancy City II (South)	84.1	43.5	140.6	63.4	45.1%	43.9%
Tianjin Spring Royal Palace	278.6	107.6	447.2	127.9	28.6%	31.3%
Kunshan Xindo Park	91.2	30.9	279.4	88.1	31.5%	59.1%
Zhengzhou International New City I	362.0	1.5	682.3	2.3	0.3%	27.3%
Others remaining GFA	3.7	-	-	-	-	-
Total active projects	4,847.2	3,054.9	8,254.6	4,279.5	51.8%	73.9%

As of September 30, 2016, the Company’s total sellable GFA was approximately 2,429,500 square meters for active projects and under planning stage projects in China. Below is a summary of all of the Company’s planning stage projects:

	Unsold GFA	Pre sales Targeted
	(m2 000)
Zhengzhou Fancy City II (North)	119.6	Q3 2017
Zhengzhou International New City II	175.7	Q3 2017
Xingyang Splendid III	37.4	To be determined
Beijing Liyuan project	102.3	To be determined
Henan Xin Central II	108.9	Q4 2016
Changsha New project	93.3	Q2 2017
Total projects under planning	637.2
Total active projects	1,792.3
Total all Xinyuan projects in China	2,429.5

Real Estate Project Update in the U.S.

Xinyuan delivered nine apartment units at its Oosten project resulting in $34.5 million in revenue at the end of the third quarter.

As of the end of the third quarter, the Company had pre-sold approximately 76% of the total units at its Brooklyn-based Oosten project and had begun the closing and delivery process for the presold units. The local market demand and price trend remained healthy in the third quarter.

Xinyuan’s second New York project, announced in January 2016, and located in midtown Manhattan, has completed its design work. The Company is in the selection process for the general contractor and the sales listing agency, and expects to begin demolition and foundation work before the end of the year. The superior location and design of this project have attracted high interest from a number of major national retail chains, including potential large tenants, with whom the Company is in ongoing negotiations.

In August 2016, Xinyuan announced a new land acquisition in Flushing, Queens, New York City. Xinyuan expects to begin construction on this property in the first half of 2017.

Business Outlook

For the full year 2016, the Company expects full year contract sales to grow 20%-25% and net income to grow 20%-25% in RMB terms compared to 2015. Factoring in the foreign currency exchange impact, the Company expects full year contract sales to grow 12%-17% and net income to grow 12%-17% in USD terms compared to 2015.

Conference Call Information

The Company will hold a conference call at 8:00 am ET on November 14, 2016 to discuss third quarter 2016 results. Listeners may access the call by dialing:

US: 1-888-740-6144

International: 1-913-312-1279

A webcast will also be available through the Company’s investor relations website at http://ir.xyre.com.

A replay of the call will be available through November 21, 2016 by dialing:

US: 1-877-870-5176

International: 1-858-384-5517

Access code: 9087229

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and in other countries. In China, the Company develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. The Company aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance, sales performance and activity, among others and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter into new geographic markets and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2015. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Ms. May Shen
Investor Relations Director
Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

Media:

Edmond Lococo

In China: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	September 30,	June 30,	September 30,
	2016	2016	2015
	(unaudited)	(unaudited)	(unaudited)

Total revenue	444,278	376,623	308,954

Total costs of revenue	(339,322)	(299,317)	(226,288)
Gross profit	104,956	77,306	82,666

Selling and distribution expenses	(19,233)	(8,801)	(13,163)
General and administrative expenses	(34,584)	(32,197)	(35,673)

Operating income	51,139	36,308	33,830

Interest income	2,116	4,223	6,333
Interest expense	(6,558)	(5,063)	(5,021)
Net realized gain on short-term investments	1,392	807	80
Unrealized gain/(loss) on short-term investments	91	(153)	17
Other (expense)/ income	(27)	4,101	(35)
Exchange (loss)/gains	(37)	182	269
Share of gain/(loss) of equity investee	412	(641)	974

Income from operations before income taxes	48,528	39,764	36,447

Income taxes	(20,481)	(11,960)	(13,756)

Net income	28,047	27,804	22,691
Net loss/(income) attributable to non-controlling interest	157	(1,278)	-
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	28,204	26,526	22,691

Earnings per ADS:
Basic	0.43	0.40	0.31
Diluted	0.41	0.39	0.31
ADS used in computation:
Basic	66,121	66,005	73,434
Diluted	69,329	68,164	73,499

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Nine months ended
	September 30,	September 30,
	2016	2015
	(unaudited)	(unaudited)

Total revenue	1,056,285	750,738

Total costs of revenue	(825,130)	(559,147)
Gross profit	231,155	191,591

Selling and distribution expenses	(36,155)	(31,810)
General and administrative expenses	(90,189)	(80,466)

Operating income	104,811	79,315

Interest income	14,810	18,244
Interest expense	(16,621)	(14,972)
Net realized gain on short-term investments	2,308	842
Unrealized gain on short-term investments	858	36
Other income	4,081	4,687
Exchange gains	198	264
Share of (loss)/gain of equity investee	(186)	1,452

Income from operations before income taxes	110,259	89,868

Income taxes	(47,513)	(42,503)

Net income	62,746	47,365
Net income attributable to non-controlling interest	(1,897)	-
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	60,849	47,365

Earnings per ADS:
Basic	0.91	0.64
Diluted	0.88	0.64
ADS used in computation:
Basic	66,910	73,490
Diluted	69,090	73,579

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	September 30,	June 30,	December 31,
	2016	2016	2015
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	927,717	416,829	387,528
Restricted cash	417,904	482,125	363,137
Short-term investments	37,330	32,398	1,245
Accounts receivable	21,889	17,228	42,040
Other receivables	48,963	28,331	147,652
Deposits for land use rights	29,950	49,765	46,199
Other deposits and prepayments	239,912	261,492	254,048
Advances to suppliers	36,713	55,850	50,534
Real estate properties development completed	21,471	21,987	24,077
Real estate properties under development	2,330,204	2,082,680	1,887,322
Amounts due from related parties	8,347	45,591	58,630
Amounts due from employees	2,435	1,872	351
Other current assets	196	115	201

Total current assets	4,123,031	3,496,263	3,262,964

Real estate properties held for lease, net	67,429	68,664	71,133
Property and equipment, net	36,313	36,778	39,323
Other long-term investment	242	31,108	31,108
Investment in joint ventures	7,838	11,009	6,125
Deferred tax assets	28,435	28,807	15,489
Deposits for land use rights	74,875	78,417	107,798
Other assets	12,543	13,310	14,943

TOTAL ASSETS	4,350,706	3,764,356	3,548,883

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	September 30,	June 30,	December 31,
	2016	2016	2015
	(unaudited)	(unaudited)	(audited)
LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and notes payable	403,193	457,770	471,176
Short-term bank loans and other debt	262,803	226,679	222,226
Customer deposits	135,022	63,833	64,452
Income tax payable	105,044	98,037	106,034
Deferred tax liabilities	64,820	44,369	57,692
Other payables and accrued liabilities	351,649	105,787	106,127
Payroll and welfare payable	13,789	8,788	22,966
Amounts due to related parties	-	15,080	-
Current portion of long-term bank loans and other debt	780,264	809,094	594,834
Current maturities of capital lease obligations	4,076	3,002	3,066
Mandatorily redeemable non-controlling interests	13,103	1,206	2,310

Total current liabilities	2,133,763	1,833,645	1,650,883

Noncurrent liabilities
Long-term bank loans	50,896	51,022	13,860
Other long-term debt	1,166,029	892,098	897,504
Deferred tax liabilities	14,006	20,711	13,500
Unrecognized tax benefits	18,059	18,081	17,842
Capital lease obligations, net of current maturities	17,222	16,549	18,111
Mandatorily redeemable non-controlling interests	-	452	1,232
TOTAL LIABILITIES	3,399,975	2,832,558	2,612,932

Shareholders’ equity
Common shares	16	16	16
Treasury shares	(45,262)	(45,262)	(24,046)
Additional paid-in capital	535,294	533,955	531,233
Statutory reserves	79,255	79,255	80,050
Retained earnings	365,630	344,197	317,765
Accumulated other comprehensive income	4,205	11,516	30,952

Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	939,138	923,677	935,970
Non-controlling interest	11,593	8,121	(19)
Total equity	950,731	931,798	935,951

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,350,706	3,764,356	3,548,883